FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

1 Nokia_brandmark_logo_blue_vector_RGB.emfCreating an innovation leader in next generation technology and services for an IP connected world April 15, 2015

2 Nokia_brandmark_logo_blue_vector_RGB.emf Disclaimer: Forward-looking statements This presentation contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward- looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel- Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. IMPORTANT ADDITIONAL INFORMATION This presentation relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute or form any part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents. The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER. All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

3 Nokia_brandmark_logo_blue_vector_RGB.emf Agenda Creating an innovation leader Compelling strategic rationale Delivering significant value Next steps and concluding remarks 3 Page 8 16 26

4 Nokia_brandmark_logo_blue_vector_RGB.emf Creating an innovation leader in next generation network technology and services Uniquely suited to helping telecom operators, internet players and large enterprises Focus on Nokia Technologies to drive value creation remains the same http://company.nokia.com/sites/default/files/styles/lander_banner/public/lander/banner/aboutus-landing.jpg?itok=QD1gbtdIhttp://company.nokia.com/sites/default/files/styles/lander_banner/public/lander/banner/aboutus-landing.jpg?itok=QD1gbtdINokia_brandmark_logo_blue_vector_RGB.emf Consumers Operators Looking to access data everywhere Demand seamless connectivity Looking to deliver quad-play solutions Demand converged technology of Mobile and Fixed broadband, IP routing, Core networking, Cloud applications and Services Consumers Operators

5 Nokia_brandmark_logo_blue_vector_RGB.emf •Recent execution track-record on both sides •Deep culture of innovation and strikingly common vision for the future •Nokia operating model will be cornerstone of the integration plan •Combined revenues of approx. €26bn in 2014 with additional cross-sell opportunities and expanded addressable market •Operating cost synergies of approx. €900m annually anticipated in 20191 •Interest expense reduction of approx. €200m annually anticipated in 20171, mainly from proactive debt reduction •Strong balance sheet with combined net cash of €7.4bn2 at 31 December 2014 •EPS accretive in 2017 for Nokia shareholders1,3 •End-to-end portfolio scope and scale player with leading global positions across products and services •Complementary offerings, customers and geographic footprint •Innovation powerhouse with significant combined R&D resources Transformational combination driving significant shareholder value 1 Subject to transaction closing H1 2016 ;2 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent convertible bonds on as-converted basis; 3 Non-IFRS basis excluding restructuring changes and amortisation of intangibles Strategically compelling Financially attractive Positioned to succeed

6 Nokia_brandmark_logo_blue_vector_RGB.emf Key transaction highlights Transaction structure •Public exchange offer by Nokia for 100% of Alcatel-Lucent shares and convertible bonds -Public exchange offer to be filed in France and the United States -Offer for Alcatel-Lucent shares (including ADS) and convertible bonds •Combined market capitalisation in excess of €45bn+1 Consideration & Pro-forma ownership •Exchange ratio of 0.550 Nokia shares per Alcatel-Lucent share •Equivalent offer for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020 •Pro forma ownership: 33.5% Alcatel-Lucent shareholders and 66.5% Nokia shareholders; assuming 100% acceptance of exchange offer and on a fully diluted basis2 1 Based on April 13 Nokia closing price of €7.77, Alcatel-Lucent fully diluted shares of 3.64bn, Nokia fully diluted shares of 3.98bn and exchange ratio of 0.550 Nokia shares per Alcatel-Lucent shares; 2 PF ownership based on new shares issued to Alcatel-Lucent of 2.00bn and Nokia fully diluted shares outstanding of 3.98bn; 3 3-month average price of €3.35 (see later page for detailed calculations) Conditions & timing •Each company’s Board of Directors has approved the terms of the proposed transaction •Antitrust and regulatory approvals •Nokia shareholder approval •Minimum tender condition – more than 50.00% on a fully diluted basis •Expected closing H1 2016 Attractive premium for Alcatel-Lucent •34% fully-diluted premium to 3-month average price3 (equivalent to €4.48 p.s.) •28% premium to shareholders based on 3-month average price3 (equivalent to €4.27 p.s.) Works council consultation •Alcatel-Lucent works council information process to start immediately

7 Nokia_brandmark_logo_blue_vector_RGB.emf Proposed company structure and governance Nokia Board of Directors •Chairman: Risto Siilasmaa •3 board members including Vice-Chairman to be nominated by Alcatel-Lucent •Planned total 9 or 10 board members Key management positions •President and Chief Executive Officer: Rajeev Suri •Leadership team to be built on strengths of both Nokia and Alcatel-Lucent Headquarters & key locations •Headquarters in Espoo, Finland •Key locations across Europe, United States, China and Asia-Pacific •Creation of a 5G R&D centre of excellence in France Group name and listing •Nokia (group and brand) •Listed on Euronext Paris, Nasdaq Helsinki and NYSE (ADS)

8 Nokia_brandmark_logo_blue_vector_RGB.emf Agenda Creating an innovation leader Compelling strategic rationale Delivering significant value Next steps and concluding remarks 3 Page 8 16 26

9 Nokia_brandmark_logo_blue_vector_RGB.emf Scope to create seamless connectivity for people and things wherever they are Requirement for real- time and resilience Capacity for exponential growth in usage Enable seamless, ubiquitous access Intelligent, adaptive service

10 Nokia_brandmark_logo_blue_vector_RGB.emf •Telcos around the world consolidating both in-country and globally •Increased network sharing activities •Expanding to quad-play Market context – changing industry paradigms Operator consolidation Equipment vendors – what will it take to win? Convergence in multiple dimensions •Ubiquitous broadband •Cloud / IP networking convergence •Converging: -Networks (all IP) -Products (quad-play) -Experiences (multiple screens & applications) Cloud •Faster time to market •Increased efficiency and scalability with automation •Enablement for Internet of Things and Industrial Internet 1 2 3 Scale and breadth of technology capabilities Integrated IP access and cloud Next-generation fixed & mobile broadband access portfolio Unique end-to-end services portfolio with low-cost delivery & execution model

End-to-end portfolio with strong positions in key growth areas of fixed-mobile convergence, IP routing, Cloud and Analytics

Market leading portfolio scope and scale

Market share, 2014A

LTE #1



30%
27%
23%
Combined
ERICSSON
HUAWEI

Fixed broadband #1



VDSL #1 (53%)[2]
30%
29%
13%
Combined
HUAWEI
ZTE中兴

IP routing[1] #2



Edge #2 (27%)
39%
21%
20%
CISCO
Combined
JUNIPER

Cloud / Core

- #1 Subscriber management
- #1 Device management
- #1 IMS / VoLTE
- #1 CEM
- Emerging player in IoT platforms

SDN / Orchestration

CloudBand™

nuagenetworks

Services #2

- Network integration
- Customer care
- Professional services

11

Sources: Dell'Oro; Infonetics; Internal estimates
[1] IP edge and core service provider markets; [2] Access concentrators market

NOKIA Alcatel·Lucent

12 Nokia_brandmark_logo_blue_vector_RGB.emfA new leader with scale to win in carrier-grade telecoms networking and IP licensing 25.1 25.0 23.5 9.0 7.1 3.1 2.3 Carrier revenues (FY2014A) €bn 3 Source: Company information FX applied: SEK/EUR 0.1099, CNY/EUR 0.1224, KRW/EUR 0.0007 1 Ericsson Group revenues 2014A; 2 Based on Nokia Networks revenues, Nokia Technologies revenues and Alcatel-Lucent revenues 2014A; 3 Carrier business revenues; 4 Based on disclosed mid-point of 25-27% service provider revenues as per Cisco Q4’2014 earnings call transcript; USD/EUR FX 0.7351; 5 Carriers' networks revenue & Telecommunications software systems, services and other products; 6 Information technology & Mobile communications revenues less mobile portion of revenues; this number includes a portion of IT revenues; 7 Service provider revenues; USD/EUR FX 0.7539 1 4 5 6 7 2 Nokia_brandmark_logo_blue_vector_RGB.emf

13 Nokia_brandmark_logo_blue_vector_RGB.emf 88% 8% 5% Networks HERE Technologies 36% 18% 16% 11% 16% 3% 1% Wireless Access IP Routing IP Transport IP Platforms Fixed Access Managed services Licensing & Other 2014A revenues: €12.7bn 2014A revenues: €13.2bn Combined Comprehensive end-to- end portfolio scope and scale Products, software and services for convergent, IP cloud-centric future 54% Mobile broadband 46% Global services < Complementary product portfolios Expanded addressable market with improved growth profile Nokia_brandmark_logo_blue_vector_RGB.emf

14 Complementary geographic presence strengthening global footprint

15 Nokia_brandmark_logo_blue_vector_RGB.emf 2 3 4 5 6 7 8 9 10 Jan-13 Jun-13 Nov-13 May-14 Oct-14 Apr-15 0 1 2 3 4 5 Jan-13 Jun-13 Nov-13 May-14 Oct-14 Apr-15 Next logical step of successful transformations Acquired Siemens stake in the NSN joint venture Sale of Devices & Services Established leadership in Mobile Broadband Strengthened financial position and industry leading profitability Shift Plan transformation well underway Rebuilt capital base through refinancings and divestments Refocused on IP Networking, Cloud and Ultra Broadband Significant improvement in profitability and free cash flow Build joint transformational future with significant value creation potential € € Share price performance since Jan-2013 Share price performance since Jan-2013 Nokia_brandmark_logo_blue_vector_RGB.emf . . . . . . . .

16 Nokia_brandmark_logo_blue_vector_RGB.emf Agenda Creating an innovation leader Compelling strategic rationale Delivering significant value Next steps and concluding remarks 3 Page 8 16 26

17 Nokia_brandmark_logo_blue_vector_RGB.emf .Comprehensive end-to-end portfolio of products, software and services to enable future connectivity needs .Enhanced innovation capability and extraordinary R&D engine under the iconic Bell Labs brand .Strength and depth in services – better able to execute and support .Significant synergies potential driving attractive shareholder returns .Open interfaces in LTE and cloud / core allow more rapid and efficient integration .Strengthened financial profile to grow and invest .Attractive premium for Alcatel-Lucent shareholders .Forefront of innovation .Multi-cultural environment .Entrepreneurial spirit .Part of a global leader Delivering value for key stakeholders Customers Investors Employees Partner of choice for 5G / convergent / IP / cloud world Clear path to value creation Technology and innovation leader

18 Nokia_brandmark_logo_blue_vector_RGB.emf Customers: Comprehensive end-to-end portfolio scope and scale Mobile •SRAN, LTE •5G •Small Cells & WiFi •Cloud RAN •Antennas •Public Safety Fixed •GPON •VDSL Other •Submarine IP Routing •Edge Routing •Core Routing •Access Aggregation & Mobile Backhaul Datacenter •SDN / Nuage •Datacenter Networking Packet Core •GGSN, SGSN •EPC Gateway Core / Applications / Platforms •Orchestration / CloudBand / NFV •IMS / VoLTE •SDM Virtual Routing Datacenter Solutions •Compute •Storage Analytics / CEM / Device Management Cloud Stack Security Policy / Charging IoT Platform Network Management •OSS •SON Attached Services •Network Implementation •Care Professional Services •Systems Integration •NPO Managed Services •Hosting •Outsourcing •Predictive Analytics Cloud Transformation Services Broadband IP & Transport Cloud, Analytics Services HERE TECH Automotive Enterprise Consumer Location Cloud Patent licensing Technology licensing Brand licensing Incubation Industry leading patent portfolio Connectivity of the future Bell Labs Future Works customer.pngIOT_icon.pnghttps://encrypted-tbn2.gstatic.com/images?q=tbn:ANd9GcT0BedZ4IDs1C4DnVl-hUlVflf0XvzFfxyC8JIA4aOIb1meqYddoeF_0wTransport •Optical •Microwave Video

19 5.0 4.7 4.7 4.0 2.5 2.2 1.1 0.8 Combined Customers: Extraordinary innovation capabilities Industry leading R&D platform – BellLabs and FutureWorks Global R&D capabilities R&D spend (€bn) Nokia Alcatel-Lucent Both R&D / Innovation centres: 1 Source: Company information FX applied: SEK/EUR 0.1099, CNY/EUR 0.1224, USD/EUR 0.7539 1 Calendar year 2014A >40,000 R&D employees

20 Nokia_brandmark_logo_blue_vector_RGB.emfApprox. €900m (annual achieved in 20191) Investors: Significant and actionable synergies potential Identified operating cost savings •Product and services overlap •Sales force / resources optimization •Supply chain / procurement scale •Overhead costs in real estate, IT, and overall G&A, including public company costs Approx. €900m Integration / implementation costs •Aligned with annual cost savings •Nokia lean operating model the benchmark Reduced interest expense •Interest expense reduction achieved in 20171 mainly from proactively reducing indebtedness Approx. €200m (annual interest expense reduction) 1 Full year basis, subject to transaction closing H1 2016

21 Nokia_brandmark_logo_blue_vector_RGB.emfInvestors: Enhanced financial position and superior shareholder value creation €bn 2014A 2014A Combined PF 2014A (illustrative aggregation) Net sales 12.7 13.2 25.9 Non-IFRS operating profit1 1.6 0.6 2.3 % margin 12.8% 4.7% 8.7% Cash 7.7 5.6 13.3 Debt (excl. converts)4 (1.9) (3.9) (5.9) Net cash 5.8 1.6 7.4 •EPS accretive in 2017 (Non- IFRS basis)1,2 •Illustrative non-IFRS operating profit margin with cost synergies3 12%+ •Strong balance sheet and net cash position •Maintained long-term target to re-establish investment grade credit rating Note: Aggregation of 2014 financials shown for illustrative purposes only and does not reflect potential accounting adjustments and / or differences in accounting policies 1 Non-IFRS basis excluding restructuring changes and amortisation of intangibles; 2 Subject to transaction closing H1 2016; 3 Reflects annual cost synergies of €900m expected to be achieved in 2019; 4 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent convertible bonds on as-converted basis NON-IFRS MEASURES The above also contains non-IFRS operating profit information. For a reconciliation between reported and non-IFRS/adjusted information please see the reports for Q4 2014 and Full Year 2014. The reconciliation of the full year 2014 numbers can be found on page 41 in the report issued by Nokia on January 29, 2015 and on page 10 in the report issued by Alcatel-Lucent on February 6, 2015. Nokia_brandmark_logo_blue_vector_RGB.emf

22 Nokia_brandmark_logo_blue_vector_RGB.emf11% 18% 28% 16% 24% 34% Investors: Attractive offer for Alcatel-Lucent shareholders Offer premia Offer value calculations (millions, except per share) Offer exchange ratio 0.550 Offer value per share (based on Nokia April 13 closing price of €7.77) € 4.27 Current Alcatel-Lucent diluted NOSH2 3,218 OCEANE CoC conversion ratio adjustment3 426 Fully diluted NOSH (CoC adjusted) 3,643 Offer equity value € 15,570 Less: face value of 2019 & 2020 OCEANEs (1,149) Adjusted offer equity value € 14,421 (excluding 2019 / 2020 OCEANEs, not in-the-money today) Equivalent (per share) € 4.48 Last close April 13, 2015 1-month average price1 3-month average price1 Note: NOSH refers to shares outstanding or to be issued 1 Reflects 1-month and 3-month volume-weighted average prices of €3.61 and €3.35 respectively 2 Based on current diluted NOSH of 3,218m share including common outstanding shares, stock options (treasury method applied based on Alcatel-Lucent April 13 closing price of €3.86), all outstanding performance shares and shares underlying 2018 OCEANE convertible bonds at current conversion ratio; 3 Assumes illustrative January 1, 2016 tender offer opening date for Alcatel-Lucent shares in Takeover Protection clause for OCEANE 2018, 2019 and 2020 convertible bonds. Additional shares reflects 68m additional shares from 2018 OCEANEs; 212m shares from 2019 OCEANEs and 145m shares from 2020 OCEANEs Premium to shareholders Fully diluted premium Reference price €3.86 €3.61 €3.35 Market capitalization (current NOSH2, millions) €12,430 €11,625 €10,766 Fully diluted premium 16% 24% 34% 3- month average price Alcatel-Lucent fully diluted premia calculations 1- month average price Last close (April 13)

23 Nokia_brandmark_logo_blue_vector_RGB.emfInvestors: Robust capital structure Capital structure Nokia dividend Nokia capital structure optimization program •Strong balance sheet, with combined net cash at end of 2014 of €7.4bn, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds •Maintain long-term target to re-establish an investment grade credit rating •Intention to retain significant gross and net cash positions and proactively reduce indebtedness •Continued ability and intent to maintain annual dividend payments •Nokia Board of Directors dividend proposal of €0.14 for 2014 is maintained •Share buybacks suspended effective immediately until closing of the transaction •Following the closing of the transaction, Nokia intends to evaluate the resumption of a capital structure optimization program

24 Nokia_brandmark_logo_blue_vector_RGB.emfEmployees: Commitment to foster employee opportunities Leading end-to-end portfolio Forefront of innovation, developing cutting-edge technologies Multi-cultural environment and entrepreneurial spirit Best in class environment for learning and development Performance-driven ethos and culture

25 Nokia_brandmark_logo_blue_vector_RGB.emfOur commitment to France Employment commitments •Nokia intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 Shift Plan commitments •Increase long-term R&D employment Key sites / Centers of excellence •Two major technology sites •Operational hubs located in France providing services globally •Centres of expertise located in France, including in the areas of (i) 5G / Small Cells R&D, (ii) Cyber Security, (iii) Bell Labs France and (iv) Wireless Transmission French technology ecosystem •Invest in the digital innovation ecosystem in France (€100m long-term investment fund) •Reinforce presence in the French telecommunications ecosystem .Funding academic tuitions, programs and chair .Develop 3 industrial platforms with up to €5m funding per project per year

26 Nokia_brandmark_logo_blue_vector_RGB.emfAgenda Creating an innovation leader Compelling strategic rationale Delivering significant value Next steps and concluding remarks 3 Page 8 16 26

27 Nokia_brandmark_logo_blue_vector_RGB.emfTransaction timeline and key events Announcement Review period Offer Nokia EGM Expected closing Public announcement of transaction Begin Alcatel-Lucent works council consultation Regulatory review and other transaction approvals Offer to be launched after receipt of regulatory approvals, AMF review of Offer EGM expected to take place during the offer Closing of transaction once all minimum conditions are satisfied April 15, 2015 2015 H1 2016 H1 2016 H1 2016 Conditions to the Transaction Other Considerations •Works council information process •Antitrust and regulatory approvals •Nokia shareholder approval •Satisfaction of minimum acceptance condition (more than 50.00% on a fully diluted basis) •Each company’s Board of Directors has approved the terms of the proposed transaction •Commitments to France Offer period

28 Nokia_brandmark_logo_blue_vector_RGB.emf.Clearly defined leadership .Deep culture of innovation and strikingly common vision for the future .Recent integration experience on both sides . invaluable lessons learnt .Track-record of execution .Open interfaces in LTE and cloud / core allow more rapid and efficient integration .Integration planning committee targeting to be ready for execution Day 1 post- closing: -Product & solution strategy -Sales force training and customer briefings -R&D programs alignment -Global site structure rationalization Building blocks in place for success

29 Nokia_brandmark_logo_blue_vector_RGB.emfA transformational combination driving value for all stakeholders A strategically compelling combination aimed at creating significant value for all stakeholders Together, Nokia and Alcatel-Lucent would be the company that is positioned to meet the needs of a convergent, IP cloud-centric future A leading Finnish company and a leading French company join forces in a natural partnership to lead creation of next generation network technology and services Unique opportunity to create a new European champion and a global leader in ultra-broadband, IP networking and cloud applications Committed to completing the transaction in close collaboration with all relevant parties C:\Users\R569129\AppData\Local\Temp\wz24d4\png\socialnetwork12.pngC:\Users\R569129\AppData\Local\Temp\wzcd33\png\dollar-sign5.pngC:\Users\R569129\AppData\Local\Temp\wz27a2\png\medal65.pngC:\Users\R569129\AppData\Local\Temp\wz6425\png\smartphone55.pngC:\Users\R569129\Downloads\cloud127.png 30 Nokia_brandmark_logo_blue_vector_RGB.emf

30 Nokia_brandmark_logo_blue_vector_RGB.emfQ&A